Filed Pursuant to General Instruction II.L of Form F-10; File No. 333-163399

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated December 14, 2009 to which it relates and each document deemed to be incorporated by reference in the short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Labopharm Inc. at its head office located at 480 Armand-Frappier Blvd, Laval, Québec, H7V 4B4, telephone: (450) 686-1017, and are also available electronically at www.sedar.com.

New Issue	PROSPECTUS SUPPLEMENT	January 8, 2010

(to short form base shelf prospectus dated December 14, 2009)

LABOPHARM INC.

C$1,000,000

482,165 Common Shares

This prospectus supplement (the “Prospectus Supplement”) relates to the issuance of 482,165 common shares of Labopharm Inc. (the “Company”). The common shares of the Company (the “Common Shares”) are listed on the Nasdaq Global Market (the “Nasdaq”) under the symbol “DDSS” and on the Toronto Stock Exchange (the “TSX”) under the symbol “DDS”.

On December 14, 2009, we filed a short form base shelf prospectus (the “Base Shelf Prospectus”) with the securities regulatory authorities in each of the provinces of Canada and on November 30, 2009 we filed a registration statement on Form F-10 (File No. 333-163399), as amended on December 15, 2009, with the United States Securities and Exchange Commission (the “SEC”), relating to the offering for sale by us, from time to time, during the 25-month period that the Base Shelf Prospectus, including any amendments thereto, remains effective, of our Common Shares, preferred shares, warrants, and units, as described more fully in the accompanying Base Shelf Prospectus, in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to C$100 million.

On November 24, 2009, we entered into a Standby Equity Distribution Agreement (the “SEDA”) with YA Global Master SPV Ltd. (the “Purchaser”), pursuant to which the Purchaser has irrevocably committed to purchase up to C$25,000,000 of our Common Shares, at our sole discretion, subject to certain limitations and restrictions. See “Standby Equity Distribution Agreement” in the accompanying Base Shelf Prospectus.

On December 18, 2009, we submitted a draw down notice to the Purchaser, specifying a draw down amount of C$1,000,000, and a minimum price per Common Share for the draw down of C$2.00 (the “Minimum Price”). The purchase price per Common Share and therefore the number of Common Shares to be issued to the Purchaser for the draw down was calculated based on a predetermined percentage discount from the daily volume weighted average price per Common Share on the TSX over a period of ten consecutive trading days following the draw down notice. See “Plan of Distribution”. This Prospectus Supplement qualifies the Common Shares issued to the Purchaser and the resale of these Common Shares by the Purchaser until the earlier of (i) the date on which the distribution of such Common Shares has ended or (ii) the 40th day following the end of the pricing period.

On January 7, 2010, the closing price of the Common Shares on the Nasdaq was US$2.31 and C$2.34 on the TSX. The TSX has conditionally approved the listing of the Common Shares offered hereby. Listing is subject to the Company fulfilling all the listing requirements of the TSX on or before January 11, 2010.

Investing in our Common Shares involves risks that are described under the heading “Risk Factors” in this Prospectus Supplement and in the Base Shelf Prospectus.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the SEC to prepare this Prospectus Supplement in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The consolidated financial statements incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are subject to Canadian and United States auditing and auditor independence standards. As a result, our consolidated financial statements may not be comparable to financial statements of United States companies. You should refer to the notes to the consolidated financial statements incorporated by reference for a discussion of the principal differences between our financial results under Canadian GAAP and U.S. GAAP.

Owning our Common Shares may subject you to tax consequences both in Canada and the United States. This Prospectus Supplement and the accompanying Base Shelf Prospectus may not describe these tax consequences fully. You should consult with your own tax advisor concerning an investment in Common Shares.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and the experts named in this Prospectus Supplement and the accompanying Base Shelf Prospectus are Canadian residents, and a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING BASE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

With the exception of the Purchaser, which has informed us it is an “underwriter” within the meaning of the U.S. Securities Act of 1933, as amended, for the purposes of the SEDA (see “Standby Equity Distribution Agreement” in the accompanying Base Shelf Prospectus), no underwriter has been involved in the preparation of this Prospectus Supplement or performed any review of the contents of this Prospectus Supplement. Under Canadian securities laws, the Purchaser could be required to register in order to comply with its obligations under the SEDA. The Purchaser has obtained an exemption from the dealer registration requirement in connection with the SEDA. This Prospectus Supplement covers the issuance to the Purchaser and the resale by the Purchaser of our Common Shares and contains an underwriter’s certificate signed by the Purchaser.

Summary Information — Draw Down under SEDA

Set out below is a summary of the terms of the draw down notice that we issued to the Purchaser on December 18, 2009:

Draw down amount:	C$1,000,000
Draw down pricing period start date:	December 21, 2009
Number of trading days in pricing period:	10
Draw down pricing period end date:	January 6, 2010
Settlement date:	January 8, 2010
Minimum Price:	C$2.00

Set out below is a summary of the number of Common Shares allocated for purchase by the Purchaser under the terms of the SEDA for each of the trading days during the draw down pricing period:

Trading Day	Daily Investment Amount ($C)	Average Daily Price (VWAP) (1)	Purchase Price (C$)	Daily Share Amount(2)
December 21, 2009	100,000.00	2.1146	2.008870	49,780
December 22, 2009	100,000.00	2.0573	1.954435	51,166
December 23, 2009	100,000.00	2.0738	1.970110	50,759
December 24, 2009	100,000.00	2.1126	2.006970	49,827
December 29, 2009	100,000.00	2.1046	1.999370	50,016
December 30, 2009	100,000.00	2.1439	2.036705	49,099
December 31, 2009	100,000.00	2.1541	2.046395	48,867
January 4, 2010	100,000.00	2.3146	2.198870	45,478
January 5, 2010	100,000.00	2.4365	2.314675	43,203
January 6, 2010	100,000.00	2.3940	2.274300	43,970

	Gross Proceeds(3)		Average Purchase Price	Aggregate Subscription Shares

	C$1,000,000.00		C$2.0740	482,165

(1)	Volume weighted average price per Common Share on the TSX.
(2)	Rounded up.
(3)	After deducting any applicable draw down reductions. See “Plan of Distribution”.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Common Shares being offered and also adds to and updates information contained in the accompanying Base Shelf Prospectus. The second part, the accompanying Base Shelf Prospectus, gives more general information, some of which may not apply to the Common Shares being offered under this Prospectus Supplement. We have obtained an exemption from the requirement to deliver to purchasers of our securities this Prospectus Supplement together with the Base Shelf Prospectus to purchasers of our securities in Canada.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus. If the description of the Common Shares varies between this Prospectus Supplement and the accompanying Base Shelf Prospectus, you should rely on the information in this Prospectus Supplement. We have not authorized anyone to provide you with different or additional information. We are not making an offer of the Common Shares in any jurisdiction where the offer is not permitted by law. If anyone provides you with any different or inconsistent information, you should not rely on it. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the accompanying Base Shelf Prospectus is accurate as of any date other than the date on the front of this Prospectus Supplement. In accordance with an exemption granted by securities regulatory authorities or regulator in each of the provinces of Canada, no prospectus or prospectus supplement will be delivered in connection with a distribution of Common Shares in Canada under the SEDA. See “Standby Equity Distribution Agreement – Exemptions Granted with respect to the SEDA” in the accompanying Base Shelf Prospectus.

Market data and certain industry forecasts used in this Prospectus Supplement, the accompanying Base Shelf Prospectus, and the documents incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified this information, and we do not make any representation as to the accuracy of this information.

In this Prospectus Supplement and the accompanying Base Shelf Prospectus, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars. This Prospectus Supplement, the accompanying Base Shelf Prospectus, and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience.

Our consolidated financial statements and certain other financial information of ours contained or incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus have been prepared in accordance with Canadian GAAP, except as described in the notes to the consolidated financial statements which describe and reconcile the differences between Canadian GAAP and U.S. GAAP and include all disclosures required under U.S. GAAP as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and as described in the notes to the unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine-month periods ended September 30, 2009 and 2008 furnished to the SEC on our Report on Form 6-K, filed with the SEC on November 27, 2009 and incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus.

The names Labopharm® and Contramid® appearing in this Prospectus Supplement and the accompanying Base Shelf Prospectus are our registered trademarks. The name Polymeric Nano-Delivery System™, PNDS™, Tradorec™, and Tridural™ are our trademarks. Other trademarks and service marks appearing in this Prospectus Supplement and the accompanying Base Shelf Prospectus are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the accompanying Base Shelf Prospectus, and the documents incorporated by reference in this Prospectus Supplement and the accompanying Base Shelf Prospectus contain forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies products and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our products and product candidates;

•	our selection and licensing of product candidates;

•

our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from marketing and distribution partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers; and

•	other risk factors discussed herein and listed form time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this Prospectus Supplement and the accompanying Base Shelf Prospectus may not transpire, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” in this Prospectus Supplement and the accompanying Base Shelf Prospectus as well as in the documents incorporated by reference herein and therein. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this Prospectus Supplement. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this Prospectus Supplement and the accompanying Base Shelf Prospectus, and particularly our forward-looking statements, with these cautionary statements.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Base Shelf Prospectus solely for the purposes of the offering of Common Shares.

Other information has also been incorporated by reference in the accompanying Base Shelf Prospectus from documents filed with the securities commissions or similar authorities in all of the provinces of Canada. Copies of the documents incorporated by reference therein may be obtained on request without charge from the Secretary of the Company at 480 Armand-Frappier Blvd, Laval, Québec, H7V 4B4, telephone: (450) 686-1017, and are also available electronically at www.sedar.com.

We have filed the following documents with securities commissions or similar authorities in each of the provinces of Canada and such documents are specifically incorporated by reference in and form an integral part of this Prospectus Supplement and the accompanying Base Shelf Prospectus:

(a)	our annual information form dated March 18, 2009 for the fiscal year ended December 31, 2008;

(b)	our management’s discussion and analysis contained in our annual report for the fiscal year ended December 31, 2008;

(c)	our management’s discussion and analysis for the three and nine month periods ended September 30, 2009;

(d)	our audited comparative consolidated financial statements, including the notes thereto, for the fiscal year ended December 31, 2008, together with the auditors’ report thereon as refiled on November 25, 2009, prepared in accordance with Canadian GAAP and including a reconciliation of the significant differences between Canadian GAAP and U.S. GAAP;

(e)	the unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine month periods ended September 30, 2009, including the notes thereto;

(f)	our management proxy circular dated March 18, 2009 in connection with the annual meeting of shareholders of the Company held on May 7, 2009;

(g)	the material change report dated January 6, 2009, announcing that the once-daily formulation of the analgesic tramadol, has been approved by the U.S. Food and Drug Administration (FDA);

(h)	the material change report dated April 9, 2009, announcing the results of our recently completed North American Phase III clinical trial for our twice-daily formulation of tramadol and acetaminophen (study 06CCL3-001);

(i)	the material change report dated July 23, 2009 announcing the receipt of a complete response letter from the FDA for the new drug application (NDA) submission of our novel formulation of antidepressant trazodone;

(j)

the material change report dated August 18, 2009 commenting on the outcome of the patent infringement litigation initiated by Purdue Pharma Products L.P. against Par Pharmaceutical Companies, Inc. relating to Utram® ER (tramadol hydrochloride extended-release tablets);

(k)	the material change report dated October 9, 2009, announcing that we have been informed by Gruppo Angelini, the manufacturer of our active pharmaceutical ingredient (API) for our novel trazodone formulation, that it has received a letter from the FDA stating that Gruppo Angelini has appropriately addressed all deficiencies cited by the FDA following its inspection of its manufacturing facility;

(l)	the material change report dated November 10, 2009, announcing the streamlining of our operations; and

(m)	the material change report dated November 25, 2009, announcing the execution of the SEDA with the Purchaser.

Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) we filed with a securities commission or any similar authority in Canada or with the SEC after the date of this Prospectus Supplement and prior to the termination of the offering under the accompanying Base Shelf Prospectus shall be deemed to be incorporated by reference into this Prospectus Supplement and the accompanying Base Shelf Prospectus.

In addition, to the extent that any document or information incorporated by reference into this Prospectus Supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this Prospectus Supplement, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus Supplement forms a part if and to the extent expressly provided therein.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the accompanying Base Shelf Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus Supplement modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus Supplement or the accompanying Base Shelf Prospectus.

Upon a new annual information form and the related annual financial statements being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of the Base Shelf Prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this Prospectus Supplement and the accompanying Base Shelf Prospectus for purposes of future offers and sales of our securities under the Base Shelf Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of the Base Shelf Prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this Prospectus Supplement and the accompanying Base Shelf Prospectus for purposes of future offers and sales of securities under the Base Shelf Prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus Supplement and the accompanying Base Shelf Prospectus forms a part: (1) the documents listed under the heading

“Documents Incorporated by Reference”; (2) powers of attorney from our directors and officers; (3) the consent of Ernst & Young LLP; (4) the consent of Fasken Martineau DuMoulin LLP; and (5) the consent of Goodwin Procter LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the securities described in this Prospectus Supplement and the accompanying Base Shelf Prospectus. This Prospectus Supplement, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus Supplement about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and our SEC filings are also available at such website. This website address is included in this document as an inactive textual reference only.

CAPITALIZATION

Since September 30, 2009, there have been no material changes in our consolidated share and loan capital. Upon completion of this offering, there will be an aggregate of 57,938,529 Common Shares issued and outstanding.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of our Common Shares for working capital and other general corporate purposes, including, but not limited to, supporting the commercialization of our existing and new product candidates, and financing our clinical development and regulatory costs of existing and new product candidates.

Pending the application of the net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

We will not receive any proceeds from the resale of Common Shares that the Purchaser may purchase from us pursuant to the SEDA. All net proceeds from the resale of any such Common Shares will go to the Purchaser.

DESCRIPTION OF COMMON SHARES

Our Common Shares rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of our liquidation, dissolution or winding-up. The holders of outstanding Common Shares are entitled to receive dividends on a share-for-share basis out of the assets legally available for that purpose at such times and in such amounts as our board or directors may determine. The Common Shares carry one vote per share. There is no cumulative voting. The holders of Common Shares are entitled to receive notice of any of the matters to be voted on by the shareholders, except a meeting where only the holders of shares of a class or of a particular series are entitled to vote separately. The Common Shares are neither redeemable nor retractable. The holders of Common Shares have no pre-emptive rights. Upon our liquidation, dissolution or winding-up, the holders of common shares shall be entitled to participate equally, on a share-for-share basis, in the remaining property and assets available for distribution to such holders.

PLAN OF DISTRIBUTION

On November 24, 2009, we entered into the SEDA with the Purchaser, pursuant to which the Purchaser has irrevocably committed to purchase up to C$25,000,000 of our Common Shares, at our sole discretion, provided that in no event may we sell more than the lower of (i) 11,426,533 of our Common Shares, and (ii) 19.9% of our issued and outstanding Common Shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Until November 24, 2012, we have the right, but not the obligation, to sell Common Shares to the Purchaser. From time to time during the term of the agreement, and at our sole discretion, we may present the Purchaser with draw down notices requiring the Purchaser to purchase our Common Shares. See “Standby Equity Distribution Agreement” in the accompanying Base Shelf Prospectus.

On December 18, 2009, we submitted a draw down notice to the Purchaser, specifying a draw down amount of C$1,000,000 and the Minimum Price. The purchase price per Common Share and therefore the number of Common Shares to be issued to the Purchaser for the draw down was calculated based on a predetermined percentage discount from the daily volume weighted average price per Common Share on the TSX over a period of ten consecutive trading days following a draw down notice sent by us. Specifically, the Common Shares will be issued at a purchase price equal to the then prevailing market price multiplied by (i) 95% if the daily volume weighted average price is less than C$3.00 for each trading day during the draw down pricing period, (ii) 96% if the daily volume weighted average price is greater than C$3.00 but less than C$6.00 for each trading day during the draw down pricing period, and (iii) 96.5% if the daily volume weighted average price is equal to or greater than $6.00 for each trading day during the draw down pricing period. The daily volume weighted average price during the pricing period was less than C$3.00 for each of the ten consecutive trading days following the sending of the draw down notice.

Each draw down may be subject to certain reductions. See “Standby Equity Distribution Agreement” in the accompanying Base Shelf Prospectus. No draw down reduction of 10% of the draw down amount was required given that on each of the trading days during the draw down pricing period, the daily volume weighted average price was never below the Minimum Price.

The TSX has conditionally approved the listing of the Common Shares offered hereby. Listing is subject to the Company fulfilling all the listing requirements of the TSX on or before January 11, 2010.

The Purchaser may sell any or all of these Common Shares on the TSX or the Nasdaq or any other stock exchange, market or trading facility on which the Common Shares are traded or in private transactions in accordance with applicable securities laws. These sales may be at fixed or negotiated prices. For more information on the resale by the Purchaser of the Common Shares, see “Resale by Purchaser of Common Shares issued under the SEDA” in the accompanying Base Shelf Prospectus. Neither the Purchaser, its affiliates or any person or company acting jointly or in concert with the Purchaser has over-allotted, or will over-allot, the Common Shares distributed under the SEDA, or effect transactions which stabilize or maintain the market price of the Common Shares.

EXPERTS

Our consolidated financial statements as at December 31, 2008 and 2007, and each of the years in the three-year period ended December 31, 2008 incorporated by reference in this Prospectus Supplement, the Base Shelf Prospectus and the registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in Prospectus Supplement, the Base Shelf Prospectus and the registration statement, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

RISK FACTORS

Prospective purchasers of Common Shares should consider carefully the risk factors set out herein and contained in and incorporated by reference in the accompanying Base Shelf Prospectus. Discussions of certain risks affecting our

Company and our business are provided in our annual disclosure documents filed with the securities regulatory authorities which are incorporated by reference in the accompanying Base Shelf Prospectus.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchases with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment are not delivered to the purchaser, provided that the remedies for rescission , revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. However, such rights and remedies will not be available to the purchaser of Common Shares distributed under this Prospectus Supplement because the Prospectus Supplement will not be delivered to purchasers, as permitted under a decision document issued by the Autorité des marchés financiers on November 23, 2009. See “Standby Equity Distribution Agreement – Exemptions Granted with respect to the SEDA” in the accompanying Base Shelf Prospectus.

In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages, if the prospectus and any amendment contains a misrepresentation, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. Such remedies remain unaffected by the non-delivery of the prospectus, as permitted under the decision document referred to above.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the prospectus supplement of Labopharm Inc. (the “Company”) dated January 8, 2010 relating to the issuance of 482,165 common shares of the Company (the “Prospectus Supplement”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus Supplement of our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008 for which our report is dated February 24, 2009 (except for note 27 which is as at November 20, 2009) and our report on the effectiveness of internal control over financial reporting as at December 31, 2008, for which the date of our report is February 24, 2009.

(signed) Ernst & Young LLP

Chartered Accountants

Montreal, Canada

CA auditor permit no. 16652

January 8, 2010

A-1

CERTIFICATE OF THE COMPANY

January 8, 2010

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

(signed) James R. Howard-Tripp President and Chief Executive Officer	(signed) Mark A. D’Souza Senior Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) Jacques L. Roy Director	(signed) Frédéric Porte Director

C-1

CERTIFICATE OF THE UNDERWRITER

January 8, 2010

To the best of our knowledge, information and belief, the short form base shelf prospectus dated December 14, 2009, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada.

YA GLOBAL MASTER SPV LTD.

by YORKVILLE ADVISORS, LLC, its Investment Manager

(signed) David Gonzalez

Managing Member

C-2

This short form prospectus is a base shelf prospectus. This short form prospectus has been filed under legislation in all the provinces of Canada that permit certain information about these securities to be determined after this prospectus has become final and that permit the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities, except in cases where an exemption from such delivery requirements has been obtained.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state of the United States in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state of the United States.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Labopharm inc. at its head office located at 480 Armand-Frappier Blvd, Laval, Québec, H7V 4B4, telephone: (450) 686-1017, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	December 14, 2009

LABOPHARM INC.

C$100 Million

Common Shares

Preferred Shares

Warrants

Units

This prospectus relates to the offering for sale from time to time, during the 25-month period that this prospectus, including any amendments hereto, remains effective, of the securities listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to $100 million. The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

Our common shares are listed on the Nasdaq Global Market (the “Nasdaq”), under the symbol “DDSS” and are listed on the Toronto Stock Exchange (the “TSX”), under the symbol “DDS”. On December 11, 2009, the last trading day prior to the date of this prospectus on the TSX, the closing price per share of our common shares was C$1.87. On December 11, 2009, the last trading day prior to the date of this prospectus on the Nasdaq, the closing price per share of our common shares was US$1.78. Unless otherwise specified in an applicable prospectus supplement, our preferred shares, warrants and units will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which our securities, other than our common shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus. This may affect the pricing of the securities in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. See “Risk Factors”. An investment in the securities offered hereunder involves a high degree of risk. The risk factors identified under the heading “Risk Factors” and elsewhere in this prospectus should be carefully reviewed and evaluated by prospective subscribers before purchasing the securities being offered hereunder. See “Risk Factors”.

All information permitted under securities legislation to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus, except in cases where an exemption from such delivery requirements have been obtained. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of our securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in our securities. Our securities may be sold through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by us. In connection with any underwritten offering of securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the securities offered, with the exception of any distribution of common shares by the YA Global Master SPV Ltd. under the Standby Equity Distribution Agreement, or the SEDA. Such transactions, if commenced, may discontinue at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of our securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for our securities, including the net proceeds we expect to receive from the sale of our securities, if any, the amounts and prices at which our securities are sold and the compensation of such underwriters, dealers or agents.

We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The consolidated financial statements incorporated by reference in this prospectus have been prepared in accordance with Canadian generally accepted accounting principles, or Canadian GAAP and are subject to Canadian and United States auditing and auditor independence standards. As a result, our consolidated financial statements may not be comparable to financial statements of United States companies. You should refer to the notes to the consolidated financial statements incorporated by reference for a discussion of the principal differences between our financial results under Canadian GAAP and U.S. GAAP.

Owning our securities may subject you to tax consequences both in Canada and the United States. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. You should read the tax discussion in any prospectus supplement with respect to a particular offering and consult your own tax advisor with respect to your own particular circumstances.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, some of our officers and directors and the experts named in this prospectus are Canadian residents, and a substantial portion of our assets and the assets of those officers, directors and experts are located outside of the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

With the exception of YA Global Master SPV Ltd., or the Purchaser, which has informed us it is an “underwriter” within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”), for the purposes of the SEDA (see “Standby Equity Distribution Agreement”), no underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus. Under Canadian securities laws, the Purchaser could be required to register in order to comply with its obligations under the SEDA. The Purchaser has obtained an exemption from the dealer registration requirement in connection with the SEDA. Each prospectus supplement covering the issuance to the Purchaser and the resale by the Purchaser of our common shares will contain an underwriter’s certificate signed by the Purchaser. See “Standby Equity Distribution Agreement – Exemptions Granted with respect to the SEDA”.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement of which this prospectus forms a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus or any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since those dates. In accordance with an exemption granted by securities regulatory authorities or regulator in each of the provinces of Canada, no prospectus or prospectus supplement will be delivered in Canada in connection with a distribution of common shares under the SEDA. See “Standby Equity Distribution Agreement – Exemptions Granted with respect to the SEDA”.

This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, or the Commission, using a shelf registration process. Under the shelf registration process, we may sell the common shares, preferred shares, warrants and units described in this prospectus in one or more offerings up to a total dollar amount of C$100,000,000. This prospectus provides you with a general description of the securities we may offer. We will provide updated information if required whenever we offer securities pursuant to this prospectus. This may include a prospectus supplement that will describe the specific amounts, prices and terms of the offered securities. The prospectus supplement may also add, update or change the information contained in this prospectus. You should read carefully both this prospectus and any prospectus supplement, together with the additional information described below.

Market data and certain industry forecasts used in this prospectus or any applicable prospectus supplement and the documents incorporated by reference in this prospectus or any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified this information, and we do not make any representation as to the accuracy of this information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” are to U.S. dollars and references to “C$” or “$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of some Canadian dollar amounts into U.S. dollars solely for your convenience. See “Exchange Rate Information”.

Our consolidated financial statements and certain other financial information of ours contained or incorporated by reference in this prospectus or any prospectus supplement have been prepared in accordance with Canadian GAAP, except as described in the notes to the consolidated financial statements which describe and reconcile the differences between Canadian GAAP and U.S. GAAP and include all disclosures required under U.S. GAAP as at December 31, 2008 and 2007 and for each of the years in the three-year period ended December 31, 2008 and as described in the notes to the unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine-month periods ended September 30, 2009 and 2008 furnished to the SEC on our Report on Form 6-K, filed with the SEC on November 27, 2009 and incorporated by reference in this prospectus.

The names Labopharm® and Contramid® appearing in this prospectus are our registered trademarks. The name Polymeric Nano-Delivery System™, PNDS™, Tradorec™, and Tridural™ are our trademarks. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus and any prospectus supplement contains forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our plans to develop and commercialize product candidates and the timing of these development programs;

•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;

•	clinical development of our product candidates, including the results of current and future clinical trials;

•	the benefits of our drug delivery technologies and product candidates as compared to others;

•	our ability to maintain and establish intellectual property rights in our drug delivery technologies products and product candidates;

•	our need for additional financing and our estimates regarding our capital requirements and future revenues and profitability;

•	our estimates of the size of the potential markets for our products and product candidates;

•	our selection and licensing of product candidates;

•

our ability to attract marketing and distribution partners and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;

•

sources of revenues and anticipated revenues, including contributions from marketing and distribution partners, product sales, license agreements and other collaborative efforts for the development and commercialization of product candidates;

•	our ability to create an effective direct sales and marketing infrastructure for products we elect to market and sell directly;

•	the rate and degree of market acceptance of our products;

•	the timing and amount of reimbursement for our products;

•	the success and pricing of other competing therapies that may become available;

•	our ability to retain and hire qualified employees;

•	the manufacturing capacity of third-party manufacturers; and

•	other risk factors discussed herein and listed form time to time in our reports, public disclosure documents and other filings with the securities commissions in Canada and the United States.

In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “project”, “predict”, “intend”, “potential”, “continue” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not transpire, and you should not place undue reliance on these forward-looking statements. We discuss many of these risks in greater detail under the heading “Risk Factors” as well as in the documents incorporated by reference herein and therein. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. We undertake no obligation and do not intend to update or revise these forward-looking statements, unless required by law. We qualify all of the information presented in this prospectus, and particularly our forward-looking statements, with these cautionary statements.

LABOPHARM

We are an emerging leader in optimizing the performance of existing small molecule drugs using our proprietary controlled-release technologies. Our lead product, a unique once-daily formulation of tramadol, is now available in 17 countries around the world including the United States, Canada, major European markets and Australia. Our second product, a novel formulation of trazodone for the treatment of major depressive disorder, is under regulatory review in the United States and in Canada. We also have a pipeline of follow-on products in both pre-clinical and clinical development. Our vision is to become an integrated, international, specialty pharmaceutical company with the capability to internally develop and commercialize its own products.

We were incorporated under the Part IA of the Companies Act (Québec). Our head office, principle office and laboratory facilities are located at 480 Armand-Frappier Blvd., Laval, Québec, Canada, H7V 4B4. Our telephone number is (450) 686-1017 (or toll free at 1-888-686-1017). Our website is www.labopharm.com. The information contained on our website is not part of this prospectus.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated and organized under the laws of the Province of Québec, Canada. Most of our directors and officers, as well as some of the experts named in this prospectus, are residents of Canada, and a substantial portion of their assets and our assets are located outside of the United States. As a result, it may be difficult for shareholders to effect service of process within the United States upon us or those directors, officers and experts who are not residents of the United States or to enforce against us or them judgments obtained in the courts of the United States based upon the civil liability provisions of the federal securities laws or other laws of the United States. There is doubt as to the enforceability in Canada, or elsewhere, against us or against any of our directors, officers or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible for U.S. shareholders to enforce those actions against us, our directors and officers or the experts named in this prospectus.

EXCHANGE RATE INFORMATION

The following table sets forth for each period indicated: (i) the noon exchange rates in effect at the end of the period; (ii) the high and low noon exchange rates during such period; and (iii) the average noon exchange rates for such period, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada.

	12 Months Ended
	September 30, 2009		September 30, 2008
Period End	US$	0.9327	US$	0.9435
High	US$	0.9426	US$	1.0905
Low	US$	0.7692	US$	0.9263
Average	US$	0.8472	US$	0.9909

Unless otherwise indicated, all U.S. dollar amounts referred to in this prospectus which have been converted into U.S. dollars from Canadian dollars have been so converted using the noon exchange rate of US$0.9447 per one Canadian dollar, as quoted by the Bank of Canada on December 11, 2009.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement, we currently intend to use the net proceeds from the sale of our securities for working capital and other general corporate purposes, including, but not limited to, supporting the commercialization of our existing and new product candidates, and financing our clinical development and regulatory costs of existing and new product candidates.

More detailed information regarding the use of proceeds from the sale of securities will be described in any applicable prospectus supplement. Pending the application of the net proceeds, we intend to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

We will not receive any proceeds from the resale of shares that YA Global Master SPV Ltd. may purchase from us pursuant to the SEDA described below. All net proceeds from the resale of any such shares will go to YA Global.

PRICE RANGE OF COMMON SHARES

Our common shares are traded on the TSX under the symbol “DDS” and on the Nasdaq under the symbol “DDSS”. The following table sets forth the high and low sale prices and the closing sale prices for our common shares for the periods indicated, as reported on the TSX and on the Nasdaq. However, this presentation should not be viewed as an indication that the market price of our common shares will continue at such levels.

	TSX				NASDAQ
Period	High ($)	Low ($)	Close ($)	Volume (Shares)	High (US $)	Low (US $)	Close (US $)	Volume (Shares)
2008
December	2.65	0.43	2.26	7,485,300	2.19	0.32	1.82	5,849,000

2009
January	2.42	1.50	1.77	7,174,000	1.99	1.28	1.43	3,373,700
February	1.80	1.23	1.24	2,351,700	1.51	0.97	0.97	704,300
March	1.86	0.97	1.66	4,050,300	1.49	0.76	1.31	807,300
April	1.68	1.22	1.47	3,708,600	1.34	0.97	1.22	1,263,300
May	2.30	1.44	2.02	4,272,300	2.00	1.20	1.85	1,601,800
June	2.64	1.93	2.40	7,859,800	2.37	1.73	2.07	7,044,200
July	3.40	1.71	2.15	16,832,000	2.95	1.00	1.99	25,505,300
August	2.20	1.51	1.52	4,706,000	2.05	1.38	1.41	7,430,800

	TSX				NASDAQ
Period	High ($)	Low ($)	Close ($)	Volume (Shares)	High (US $)	Low (US $)	Close (US $)	Volume (Shares)
September	1.88	1.33	1.57	5,602,800	1.76	1.21	1.46	7,554,200
October	2.38	1.44	1.68	10,756,000	2.25	1.33	1.55	21,644,400
November	1.89	1.45	1.75	5,694,500	1.79	1.37	1.65	8,875,200
December 1 to 11	1.96	1.67	1.87	1,951,500	1.87	1.59	1.78	4,311,100

On December 11, 2009, the last trading day prior to the date of this prospectus on the TSX, the closing price per share of our common shares was C$1.87. On December 11, 2009, the last trading day prior to the date of this prospectus on the Nasdaq, the closing price per share of our common shares was US$1.78.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common shares and do not anticipate paying any cash dividends on our common shares in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors the board of directors deems relevant. In addition, the terms of any future debt or credit facility may preclude us from paying dividends.

PRIOR SALES

Pursuant to our employee stock option plan, during the 12-month period ended September 30, 2009, we have (i) granted a total of 1,382,700 options to acquire an aggregate of 1,382,700 common shares at a weighted average price of $1.47 per share; and (ii) issued 20,600 common shares on the exercise of 20,600 options to purchase common shares at a weighted average price of $1.18 per share. In addition, in June and July 2009, we issued 565,000 common shares upon the exercise by Hercules Technology Growth Capital, Inc. of 565,000 warrants to purchase common shares at a price of $0.89 per share.

No other common shares, preferred shares or warrants, or securities exchangeable or convertible into common shares, preferred shares or warrants have been issued during the twelve month period preceding the date of this prospectus.

EARNINGS COVERAGE

If we offer our preferred shares under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

CAPITALIZATION

Since September 30, 2009, there have been no material changes in our consolidated share and loan capital.

DESCRIPTION OF SHARE CAPITAL

Our authorized share capital currently consists of an unlimited number of common shares, without par value, and an unlimited number of preferred shares, without par value and issuable in series, of which 57,429,796 common shares and no preferred shares were outstanding as of December 14, 2009. The following is a brief description of our common shares and preferred shares.

Common Shares

Our common shares rank junior to the preferred shares with respect to the payment of dividends, return of capital and distribution of assets in the event of our liquidation, dissolution or winding-up. The holders of outstanding common shares are entitled to receive dividends on a share-for-share basis out of the assets legally available for that purpose at such times and in such amounts as our board or directors may determine. The common shares carry one vote per share. There is no cumulative voting. The holders of common shares are entitled to receive notice of any of the matters to be voted on by the shareholders, except a meeting where only the holders of shares of a class or of a particular series are entitled to vote separately. The common shares are neither redeemable nor retractable. The holders of common shares have no pre-emptive rights. Upon our liquidation, dissolution or winding-up, the holders of common shares shall be entitled to participate equally, on a share-for-share basis, in the remaining property and assets available for distribution to such holders.

Preferred shares

Our preferred shares are issuable, from time to time, in one or more series, as determined by our board of directors. The preferred shares, if issued, rank prior to the common shares with respect to the payment of dividends and the distribution of assets in the event of our dissolution or liquidation or the distribution of all or part of our assets among the shareholders for an amount equal to the value of the consideration paid in respect of such outstanding shares, as credited to our issued and paid-up capital account, grossed up by the declared and unpaid dividends. Subject to the provisions of the Companies Act (Québec), the preferred shares do not carry voting rights.

DESCRIPTION OF WARRANTS

This section describes the general terms that will apply to any warrants for the purchase of common shares, or equity warrants. We will not offer warrants for sale unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless the applicable prospectus supplement containing the specific terms of the warrants to be offered separately is first approved for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the warrants will be offered for sale.

Subject to the foregoing, we may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by us with the securities regulatory authorities in Canada and the United States following its execution.

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

•	the designation and aggregate number of equity warrants;

•	the price at which the equity warrants will be offered;

•	the currency or currencies in which the equity warrants will be offered;

•	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

•

the number of common shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the common shares may be purchased upon exercise of each equity warrant;

•	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

•	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

•	whether the equity warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•	material United States and Canadian federal income tax consequences of owning the equity warrants; and

•	any other material terms or conditions of the equity warrants.

If the warrants constitute derivatives as defined under Section 3 of the Derivatives Act (Québec), we will comply with the provisions of such act. This prospectus does not qualify the distribution of warrants that are derivatives under Québec securities laws.

DESCRIPTION OF UNITS

We may issue units comprised of one or more of the other securities described in this prospectus in any combination. Each unit will be issued so that the holder of the unit is also the holder of each security included in the unit. Thus, the holder of a unit will have the rights and obligations of a holder of each included security. The unit agreement, if any, under which a unit is issued may provide that the securities included in the unit may not be held or transferred separately, at any time or at any time before a specified date.

The particular terms and provisions of units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such units.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should carefully consider the following risks and the risks under the heading “Risk Factors” in our annual information form for the year ended December 31, 2008, and the other documents we have incorporated by reference in this prospectus that summarize the risks that may materially affect our business before making an investment in our securities. Please see “Documents Incorporated by Reference”. In addition, you should also consider carefully the risks set forth under the heading “Risk Factors” in any prospectus supplement before investing in any securities offered by this prospectus. If any of the following risks occur, our business, results of operations or financial condition could be materially adversely affected. In that case, the trading price of our securities could decline, and you may lose all or part of your investment. The risks set out below are not the only risks we face. You should also refer to the other information set forth in this prospectus as well as those incorporated by reference herein and therein, including our consolidated financial statements and the related notes.

Market for our securities.

There is currently no market through which our securities, other than our common shares, may be sold and purchasers may not be able to resell such securities purchased under this prospectus and unless otherwise specified in the prospectus supplement, our preferred shares, warrants and units will not be listed on any securities or stock exchange or any automated dealer quotation systems. This may affect the pricing of our securities, other than our common shares, in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market of our securities, other than our common shares, will develop or, if developed, that any such market will be sustained.

Future issuances of common shares by us or sales by our existing shareholders may cause our securities price to fall.

The market price of our securities, could decline as a result of issuances by us or sales by our existing shareholders of securities in the market after this offering, or the perception that these sales could occur. Sales by shareholders might also make it more difficult for us to sell equity securities at a time and price that we deem appropriate.

If shares are issued under this prospectus, then the price of our securities may be negatively affected.

Subject to market conditions and our capital needs, we may again seek to use any remaining availability under this prospectus by making an offering of securities covered for sale under this prospectus. In addition, we may amend our prospectus or file a new prospectus to increase our potential access to capital. The addition of these securities into the market will be dilutive to existing shareholders and may have an adverse effect on the price of our common shares.

If we sell our common shares under our equity line of credit arrangement, then the price of our common shares may be negatively affected.

On November 24, 2009, we entered into a standby equity distribution agreement, or SEDA, with YA Global Master SPV LTD, or the Purchaser, pursuant to which the Purchaser has irrevocably committed to purchase up to C$25,000,000 of our common shares, at our sole discretion, provided that in no event may we sell more than the lower of (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Until November 24, 2012, we have the right, but not the obligation, to sell common shares to the Purchaser. From time to time during the term of the agreement, and at our sole discretion, we may present the Purchaser with draw down notices requiring the Purchaser to purchase our common shares. The per share purchase price for these shares will equal the daily volume weighted average price of our common shares on each date during the draw down period on which shares are purchased, less a discount ranging from 3.5% to 5%, based on the volume weighted average price of our common shares. As a result, our existing common shareholders will experience immediate dilution upon the purchase of any of our common shares by the Purchaser under this agreement. The sale of common shares under this equity line will be dilutive to existing shareholders and may have an adverse effect on the price of our common shares.

The Purchaser may resell some, if not all, of the shares we issue to them under the SEDA and such sales could cause the market price of our common shares to decline significantly with advances under the SEDA. To the extent of any such decline, any subsequent advances would require us to issue a greater number of common shares to the Purchaser in exchange of each dollar of the advance. Under these circumstances, our existing shareholders would experience greater dilution.

Our ability to access financing, including the SEDA, will be subject to various conditions and there can be no assurances that we will be able to satisfy such conditions.

Although the SEDA provides that we can require the Purchaser to purchase, at our election, up to $25,000,000 of common shares in the aggregate, there can be no assurances that we will be able to satisfy the closing conditions applicable to us under the facility. In addition, each advance under the SEDA is limited in that we cannot issue more than $2,000,000 of our common shares in any one draw down and in any 12-month period, 10% of the aggregate number of common shares outstanding as at the start of such period. Moreover, in no event may we sell more than the lower of (i) 11,426,533 of our common shares, and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. Such TSX and Nasdaq approval requirements may have the effect of reducing the capital available to us under the SEDA. While we intend to raise additional funds through public or private financing, collaborations with other pharmaceutical companies or financing from other sources, additional funding may not be available on terms which are acceptable to us. If adequate funding is not available on reasonable terms, we may need to delay, reduce or eliminate one or more of our product development programs or obtain funds on terms less favourable than we would otherwise accept. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of those securities would result in dilution to our shareholders. Moreover, the incurrence of debt financing could result in a substantial portion of our future operating cash flow, if any, being dedicated to the payment of principal and interest on such indebtedness and could impose restrictions on our operations. This could render us more vulnerable to competitive pressures and economic downturns.

The sale of common shares under the SEDA could encourage short sales by third parties which could further depress the price of our common shares.

Any downward pressure on the price of our common shares caused by the sale of common shares issued under the SEDA could encourage short sales by third parties. In a short sale, a prospective seller borrows common shares from a shareholder or broker and sells the borrowed common shares. The prospective seller hopes that the common share price will decline, at which time the seller can purchase common shares at a lower price for delivery back to the lender. The seller profits when the common share price declines because it is purchasing common shares at a price lower than the sale price of the borrowed common shares. Such sales could place downward pressure on the price of our common shares by increasing the number of common shares being sold, which could further contribute to any decline of our common share price.

We cannot predict the actual number of common shares that we will issue in any particular draw down under the SEDA or in total under the SEDA. The number of common shares that we will issue under each draw down will depend on the market price of the common shares over the draw down period.

The actual number of common shares that we will issue in any particular draw down or in total under the SEDA is uncertain. Subject to certain limitations in the SEDA, we have the discretion to give a draw down notice at any time throughout the term of the SEDA. We have not determined the amount of proceeds we will seek to draw down under the facility. Also, the number of common shares we must issue after giving a draw down notice will fluctuate based on the market price of our common shares during the draw down pricing period as described in the facility. The Purchaser will receive more common shares if our common share price declines.

During each draw down pricing period, the Purchaser may seek to sell the common shares purchased under the draw down in order to reduce the economic risk associated with the purchase of the common shares that it has agreed to purchase under the terms of the SEDA. These sales during a draw down pricing period may cause the volume-weighted average price of our common shares on a particular trading day to decline, resulting in the sale of an increasing number of common shares for the same monetary proceeds as the draw down pricing period progresses.

Because the Purchaser is a resident of a foreign country, certain civil liabilities and judgments may be unenforceable against the Purchaser by us.

YA Global Master SPV Ltd. is an Exempted Company incorporated in the Cayman Islands with Limited Liability. In addition, YA Global Master SPV Ltd. is not a registered firm in any Canadian jurisdictions for the purpose of applicable securities laws. As a result, it may be difficult for our shareholders to initiate a lawsuit against the Purchaser. It may also be difficult for shareholders to enforce foreign judgment in the Cayman Islands or elsewhere or to succeed in a lawsuit based only on violations of applicable securities laws.

We have broad discretion in the use of the net proceeds from this offering.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common shares. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common shares to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Because we are a Canadian company, certain civil liabilities and judgments may not be enforceable against us.

We are incorporated under the laws of Québec, Canada. Most of our directors and officers and certain of the experts named elsewhere in this prospectus are residents of Canada. All or a substantial portion of our assets and the assets of these persons are located outside of the United States. As a result, it may be difficult for a shareholder to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce in the United States judgments that are obtained in a U.S. court against us or these persons. It may also be difficult for shareholders to enforce a U.S. judgment in Canada, or to succeed in a lawsuit in Canada, based solely on violations of U.S. securities laws.

Our articles and certain Canadian laws could delay or deter a change of control.

Our authorized preferred shares are available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our articles grant our board of directors the authority, subject to the corporate law of Québec, to determine or alter the special rights and restrictions granted to or imposed on any wholly unissued series of preferred shares, and such rights may be superior to those of our common shares.

The Investment Canada Act (Canada) subjects an acquisition of control of a company by a non-Canadian to government review if the value of our assets as calculated pursuant to the legislation exceeds a threshold amount. A reviewable acquisition may not proceed unless the relevant minister is satisfied that the investment is likely to be a net benefit to Canada.

Any of the foregoing could prevent or delay a change of control and may deprive or limit strategic opportunities for our shareholders to sell their shares.

STANDBY EQUITY DISTRIBUTION AGREEMENT

On November 24, 2009, we entered into the SEDA with YA Global Master SPV LTD, or the Purchaser, pursuant to which the Purchaser has irrevocably committed to purchase up to C$25,000,000, or the commitment amount, of our common shares, at our sole discretion, provided that in no event may we sell more than the lower of (i) 11,426,533 of our common shares and (ii) 19.9% of our issued and outstanding common shares at any given time, unless we obtain the approval of our shareholders pursuant to the rules of the TSX and the Nasdaq, and any required regulatory approval. A copy of the SEDA is attached as Exhibit 99.1 to our Report on Form 6-K as filed with the U.S. Securities and Exchange Commission on November 25, 2009 and is incorporated by reference into the registration statement of which this prospectus is a part. From November 24, 2009 until November 24, 2012, or the commitment period, we have the right, but not the obligation, to sell common shares to the Purchaser and the Purchaser has the obligation to purchase such shares, as summarized below. Each right to sell common shares is called a “draw down”. In order to request a draw down, we shall submit a written notice (a “draw down notice”) to the Purchaser. The draw down notice will specify, among other things, the amount of the draw down and the minimum price per common share for such draw down. In the event that the minimum price is not specified by us in any given draw down notice, the minimum price shall be 85% of the volume weighted average price on the trading day immediately preceding the draw down notice. The date the draw down notice is delivered to the Purchaser is called a “draw down notice date”.

Each draw down will be in an amount determined by us, but will not exceed the lower of (a) $2,000,000; or (b) the remaining portion of the aggregate commitment amount of the Purchaser under the facility. In addition, the number of common shares distributed by us under one or more equity line of credit, including the SEDA, will not exceed in any 12-month period, 10% of the aggregate number of common shares outstanding as at the start of such period. The purchase price per common share and therefore the number of common shares to be issued to the Purchaser for each draw down is calculated based on a predetermined percentage discount from the daily volume weighted average price per common share on the TSX over a period of ten consecutive trading days following a draw down notice sent by us. Specifically, the common shares will be issued at a purchase price equal to the then prevailing market price multiplied by (i) 95% if the daily volume weighted average price is less than $3.00 for each trading day during the draw down pricing period, (ii) 96% if the daily volume weighted average price is greater than $3.00 but less than $6.00 for each trading day during the draw down pricing period, and (iii) 96.5% if the daily volume weighted average price is equal to or greater than $6.00 for each trading day during the draw down pricing period.

Each draw down will be reduced by up to 10% of the draw down amount for each trading day during the draw down pricing period for which the daily volume weighted average price is below a minimum price equal to either (i) 85% of the daily volume weighted average price of the common shares on the trading day immediately preceding the draw down notice date or (ii) a price determined by us as set forth in the draw down notice. In addition, the draw down will be reduced by such amount necessary to ensure that the draw down amount does not equal or exceed 5% or more of our market capitalization as of the settlement date. Finally, the draw down will be reduced such that in no event shall the number of shares issuable to the Purchaser pursuant to a draw down cause the Purchaser, its affiliates, associates, partners and insiders, at any time, directly or indirectly, together with any member of its group, to own in excess of 9.9% of our then issued and outstanding common shares.

We will pay to the Purchaser a commitment fee of C$100,000, which fee may be paid, at our option, in cash, freely tradable or restricted common shares. Half of the commitment fee will be paid upon Initial Closing, as defined in the SEDA, and the other half will be paid on the 180th day following the execution of the SEDA. In the event that the commitment fee is paid in common shares, the amount of shares issued will be determined by dividing such applicable portion of the commitment fee by the volume weighted average price of the common shares on the five trading days immediately preceding such payment due date. In the event that the commitment fee is paid in common shares, we may file a prospectus supplement to this prospectus and to the registration statement of which this prospectus forms a part, with respect to such shares. We may terminate the SEDA at any time upon prior notice to the Purchaser, without the payment of any fee or penalty, except for the full payment of the commitment fee and the settlement of any outstanding draw down.

We have obtained from the appropriate Canadian security authorities exemption relief from certain securities regulatory requirements. The Purchaser’s obligations are subject to certain conditions stated in the decision. See “Standby Equity Distribution Agreement – Exemptions Granted with respect to the SEDA”. A copy of such exemption decision may be obtained by accessing the disclosure documents available through SEDAR. The Purchaser’s obligation to accept a draw down notice and purchase such common shares specified therein shall be subject to certain customary terms and conditions, including, but not limited to, obtaining all applicable regulatory, corporate and shareholder approvals required by the TSX.

As described above, the number of shares to be issued by us in connection with any draw down pricing period, and the aggregate purchase price for these shares, will not be known until the draw down pricing period is complete. Immediately following the delivery of a draw down notice, we will issue and file a press release announcing the delivery of the draw down notice, the amount of the draw down, the maximum number of shares to be sold and the minimum price. Immediately following the closing of a draw down, we will issue and file a press release announcing the closing of the draw down, the number of shares sold, the price per share and stating where a prospectus may be obtained with respect to such draw down. Following completion of a draw down pricing period, we will file a prospectus supplement to this prospectus and to the registration statement of which this prospectus forms a part, covering the issuance to the Purchaser and the resale by the Purchaser of such shares. In connection with any resales of these shares, the Purchaser will be deemed an “underwriter” within the meaning of Section 2(a)(11) of the U.S. Securities Act.

The prospectus supplement will qualify the resale of shares by the Purchaser in Canada until the earlier of (i) the date on which the distribution of such shares has ended or (ii) the 40th day following the end of the pricing period. Under Canadian securities laws, the Purchaser could be required to register in order to comply with its obligations under the SEDA. See “Plan of Distribution – Resale by Purchaser of Common Shares Issued Under the SEDA”. The Purchaser has obtained an exemption from the dealer registration requirement in connection with the SEDA. Each prospectus supplement covering the issuance to the Purchaser and the resale by the Purchaser of our common shares will contain an underwriter’s certificate signed by the Purchaser. See “Standby Equity Distribution Agreement – Exemptions Granted with respect to the SEDA”.

After we have exercised a draw down, we may not deliver another draw down notice until the Purchaser has confirmed receipt of the full amount of the common shares in relation to any previous draw down. The Purchaser has agreed that from and after the date of execution of the SEDA and including the 90th day next following its termination, neither the Purchaser nor any of its trading affiliates shall engage in any short sales with respect to our common shares except that the Purchaser may sell common shares that it owns, or has the unconditional right to receive at the time of sale.

The Purchaser has agreed with us that, during the term of the SEDA, it will not, unless specifically consented to in advance by our Board of Directors or they are required to do so in order to fulfill its obligations under the SEDA, directly or indirectly, in any manner, (i) make, or in any way participate in, directly or indirectly, alone or in concert with others, any solicitation of proxies to vote, or seek to advise or influence in any manner whatsoever any person or entity with respect to the voting of any or our equity securities, (ii) form, join or in any way intentionally participate in a group or act in concert with others with respect to any of our voting equity securities, other than a group comprised solely of the Purchaser and any of its controlling persons, (iii) acquire, offer to acquire or agree to acquire, alone or in concert with others, by purchase, exchange or otherwise, (a) any of our assets, tangible and intangible or (b) direct or indirect rights, warrants or options to acquire any of our assets, in each case except for such assets as are then being offered for sale by us or otherwise are not material to our operations, (iv) otherwise act, alone or in concert with others, to seek to propose to us, or our shareholders, any merger, business combination, restructuring, recapitalization or other transaction involving us or any of our subsidiaries or otherwise seek, alone or in concert with others, to control, change or influence the management, our Board or our policies or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by our shareholders, (v) publicly announce an intention to do, or enter into any arrangement or understanding with others to do, any of the actions restricted or prohibited under the SEDA, or (vi) purchase any of our common shares except pursuant to the SEDA.

Exemptions Granted with respect to SEDA

On November 23, 2009, the securities regulatory authorities or regulator in each of the provinces of Canada granted us certain exemptions from regulatory requirements (Decision no. 2009-SMV-0039).

We have obtained an exemption from the requirement to include a statement relating to statutory rights of withdrawal and rescission in connection with a distribution of common shares under the SEDA, and from the requirement to state that any prospectus supplement containing omitted information to purchasers will be delivered to purchasers, subject to certain conditions, including the following:

•	that we file a prospectus supplement qualifying the distribution of common shares by the Purchaser under the SEDA;

•	that we issue a press release upon delivery of a draw down notice to the Purchaser and upon the closing of a draw down;

•

that the number common shares distributed by us under one or more equity lines of credit, including the SEDA, will not exceed: (i) in any 12-month period, 10% of the aggregate number of common shares outstanding as at the start of such period and (ii) 11,428,852 common shares; and

•

that, upon request, we deliver to the securities regulatory authorities of the provinces of Québec and Ontario, and the TSX, a copy of each draw down notice delivered by us to the Purchaser under the SEDA.

We have also received confirmation that the dealer registration requirement does not apply to the Purchaser in connection with a distribution of common shares under the SEDA and an exemption from the requirement that the Purchaser or other the dealer(s) through whom the Purchaser distributes common shares under the SEDA send a copy of this prospectus and any prospectus supplement to a subscriber or purchaser in the context of a distribution of common shares under the SEDA. Both of these exemptions are subject to the following conditions:

•

the Purchaser does not solicit offers to purchase our common shares in any of the provinces of Canada and effect each distribution of common shares under the SEDA to the TSX purchasers through the TSX (or other recognized exchange) using one or more dealer(s) unaffiliated with the Purchaser or us;

•	no extraordinary commission or consideration is paid by the Purchaser to a person or company in respect of the distribution of common shares under the SEDA to the TSX purchasers; and

•

the Purchaser make available to the securities regulatory authorities of the provinces of Québec and Ontario, upon request, full particulars of trading and hedging activities by the Purchaser (and, if required trading and hedging activities by their affiliates, associates, partners or insiders) in relation to our securities during the term of the SEDA.

PLAN OF DISTRIBUTION

We may sell our securities to or through underwriters, dealers, placement agents or other intermediaries and we may also sell our securities directly to purchasers or through agents in negotiated transactions, block trades, equity lines of credit or a combination of these methods, subject to obtaining any applicable exemption from registration requirements.

The distribution of securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement.

In connection with the sale of securities, underwriters may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers, placement agents or other intermediaries that participate in the distribution of securities may be deemed to be underwriters and any discounts or commissions received by them from us and any profit on the resale of securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement, which will also set forth the commission payable for solicitation of these contracts.

The prospectus supplement relating to any offering of our securities will also set forth the terms of the offering of the securities, including, to the extent applicable, the initial offering price, the proceeds to us, the underwriting discounts or commissions, and any other discounts or concessions to be allowed or reallowed to dealers. Underwriters with respect to any offering of securities sold to or through underwriters will be named in the prospectus supplement relating to such offering.

Under agreements which may be entered into by us, underwriters, dealers, placement agents and other intermediaries who participate in the distribution of securities may be entitled to indemnification by us against certain liabilities, including liabilities under applicable securities legislation. The underwriters, dealers, placement agents and other intermediaries with whom we enter into agreements may be customers of, engage in transaction with or perform services for us in the ordinary course of business.

Any offering of preferred shares, warrants or units will be a new issue of securities with no established trading market. Unless otherwise specified in the applicable prospectus supplement, the preferred shares, warrants or units will not be listed on any securities exchange. Unless otherwise specified in the applicable prospectus supplement, there is no market through which the preferred shares, warrants or units may be sold and purchasers may not be able to resell preferred shares, warrants or units purchased under this prospectus or any prospectus supplement. This may affect the pricing of the preferred shares, warrants or units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Certain dealers may make a market in the preferred shares, warrants or units.

Subject to applicable securities legislation, in connection with any offering of securities under this prospectus, with the exception of any distribution of common shares by the Purchaser under the SEDA, the underwriters, if any, may over-allot or effect transactions which stabilize or maintain the market price of the securities offered at a level above that which might otherwise prevail in the open market. These transactions, if commenced, may be discontinued at any time.

Under applicable rules and regulations under the U.S. Exchange Act of 1934, as amended, or Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution.

Resale by Purchaser of Common Shares issued under the SEDA

On November 24, 2009, we entered into the SEDA with the Purchaser, pursuant to which the Purchaser is committed to purchase up to C$25,000,000 of our common shares. See “Standby Equity Distribution Agreement”. Following completion of a draw down pricing period, we will file a prospectus supplement to this prospectus and to the registration statement of which this prospectus forms a part, covering the issuance to the Purchaser and the resale by the Purchaser of such shares. The Purchaser may sell any or all of these common shares on the TSX or the Nasdaq or any other stock exchange, market or trading facility on which the common shares are traded or in private transactions in accordance with applicable securities laws. These sales may be at fixed or negotiated prices.

The Purchaser has informed us that it may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	broker-dealers may agree with the Purchaser to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.

The Purchaser may also sell shares under Rule 144 under the U.S. Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus or any prospectus supplement.

We agreed to keep the registration statement of which this prospectus is a part effective until (a) such shares have been disposed of pursuant to the applicable prospectus supplement and/or the registration statement of which this prospectus is a part, (b) such shares have been sold under circumstances under which all of the applicable conditions of Rule 144 (or any similar provision then in force) under the Securities Act (“Rule 144”) are met, or (c) in the opinion of our counsel such shares may permanently be sold without registration or without any time, volume or manner limitations pursuant to Rule 144.

The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Broker-dealers engaged by the Purchaser may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Purchaser (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority (“FINRA”) rules.

The Purchaser has agreed that from and after the date of execution of the SEDA and including the 90th day next following its termination, neither the Purchaser nor any of its trading affiliates will engage in any short sales with respect to our common shares, provided that nothing in the SEDA shall prohibit the Purchaser from selling any common shares that it does own, or have the unconditional right to receive, at the time of sale, subject to applicable regulatory requirements. The Purchaser has further agreed that during the period listed above it will not grant any option to purchase or acquire any right to dispose or otherwise dispose for value of any of our securities or any securities convertible into or exercisable or exchangeable for, or warrants to purchase, any or our securities, or enter into any swap, hedge or other agreement that transfers, in whole or in part, the economic risk of ownership of any of our securities, except for the sales permitted in accordance with this paragraph.

The Purchaser is, and any other broker-dealer or agent that are involved in selling the common shares purchased by the Purchaser may be deemed to be, an “underwriter” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The Purchaser has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common shares. In no event shall any broker-dealer receive fees, commissions and markups which, in the aggregate, would exceed any extraordinary commission or consideration in connection with such distribution.

We are required to pay certain fees and expenses incurred by us incident to the registration of the common shares. We have agreed to indemnify the Purchaser against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because the Purchaser is an “underwriter” within the meaning of the Securities Act, it will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder, except in cases where an exemption from such delivery requirements has been obtained. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale or resale of the shares by the Purchaser.

In addition, the Purchaser and any other person engaged in the distribution of the resale of common shares will be subject to liability under the Securities Act and the Exchange Act, including Rule 10b-5 and Regulation M under the Exchange Act. Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution or the resale of common shares may not simultaneously engage in market making activities with respect to the common shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Purchaser will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the common shares by the Purchaser or any other person. These restrictions also may affect the marketability of our common shares by the Purchaser and any other person engaged in the distribution of the resale of common shares.

We will make copies of this prospectus available to the Purchaser and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act), except in cases where an exemption from such delivery requirements has been obtained.

We will bear costs relating to all of the securities being registered under the registration statement of which this prospectus is a part.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to a Purchaser who is a non-resident of Canada or to a Purchaser who is a resident of Canada of acquiring, owning and disposing of any of our securities offered thereunder.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of our securities offered thereunder by an initial Purchaser who is a U.S. person (within the meaning of the U.S. Internal Revenue Code), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for our common shares in Canada is Computershare Trust Company of Canada, at its principal offices in Montreal and Toronto and in the United States is Computershare Trust Company, Inc. at its principal office in Golden, Colorado.

LEGAL MATTERS

Legal matters relating to this offering as to Canadian law and the validity of the securities offered by this prospectus are being passed upon for us by Fasken Martineau DuMoulin LLP, Montreal, Québec. Legal matters relating to this offering as to United States law will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts.

As of December 11, 2009, the partners and associates of these firms beneficially owned, directly or indirectly, less than 1% of our issued and outstanding securities.

EXPERTS

Our consolidated financial statements as at December 31, 2008 and 2007, and each of the years in the three-year period ended December 31, 2008 incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report incorporated by reference in this prospectus and registration statement, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada (including the permanent information record in the Province of Québec). Copies of documents incorporated by reference in this prospectus and not delivered with this prospectus may be obtained upon request without charge from our Secretary at 480 Armand-Frappier Blvd., Laval, Québec, H7V4B4, telephone (450) 686-1017 or by accessing the disclosure documents available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval, or SEDAR, which can be accessed at http://www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from our Secretary at the above-mentioned address and telephone number. The following documents, filed with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference and form an integral part of this prospectus:

•	our annual information form dated March 18, 2009 for the fiscal year ended December 31, 2008;

•	our management’s discussion and analysis contained in our annual report for the fiscal year ended December 31, 2008;

•	our management’s discussion and analysis for the three and nine month periods ended September 30, 2009;

•

our audited comparative consolidated financial statements, including the notes thereto, for the fiscal year ended December 31, 2008, together with the auditors’ report thereon as refiled on November 25, 2009, prepared in accordance with Canadian GAAP and including a reconciliation of the significant differences between Canadian GAAP and U.S. GAAP;

•	the unaudited interim consolidated financial statements as at September 30, 2009 and for the three and nine month periods ended September 30, 2009, including the notes thereto;

•	our management proxy circular dated March 18, 2009 in connection with the annual meeting of shareholders of the Company held on May 7, 2009;

•	the material change report dated January 6, 2009, announcing that the once-daily formulation of the analgesic tramadol, has been approved by the U.S. Food and Drug Administration (FDA);

•

the material change report dated April 9, 2009, announcing the results of our recently completed North American Phase III clinical trial for our twice-daily formulation of tramadol and acetaminophen (study 06CCL3-001);

•

the material change report dated July 23, 2009 announcing the receipt of a complete response letter from the FDA for the new drug application (NDA) submission of our novel formulation of antidepressant trazodone;

•

the material change report dated August 18, 2009 commenting on the outcome of the patent infringement litigation initiated by Purdue Pharma Products L.P. against Par Pharmaceutical Companies, Inc. relating to Utram® ER (tramadol hydrochloride extended-release tablets);

•

the material change report dated October 9, 2009, announcing that we have been informed by Gruppo Angelini, the manufacturer of our active pharmaceutical ingredient (API) for our novel trazodone formulation, that it has received a letter from the FDA stating that Gruppo Angelini has appropriately addressed all deficiencies cited by the FDA following its inspection of its manufacturing facility;

•	the material change report dated November 10, 2009, announcing the streamlining of our operations; and

•	the material change report dated November 25, 2009, announcing the execution of the SEDA with the Purchaser.

Any documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential material change reports) we filed with a securities commission or any similar authority in Canada or the SEC after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this prospectus.

In addition, to the extent that any document or information incorporated by reference into this prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus, such document or information will be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus forms a part if and to the extent expressly provided therein.

A prospectus supplement containing the specific terms of any offering of our securities will be delivered to purchasers of our securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of our securities to which that prospectus supplement pertains, except in cases where an exemption from such delivery requirements has been obtained.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon a new annual information form and the related annual financial statements being filed by us with, and, where required, accepted by, the applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and all quarterly financial statements, material change reports and information circulars filed prior to the commencement of our financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of our securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: (1) the documents listed under the heading “Documents Incorporated by Reference”; (2) powers of attorney from our directors and officers; and (3) the consent of Ernst & Young LLP.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form F-10 relating to the securities described in this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

We are required to file with the securities commission or authority in each of the applicable provinces of Canada annual and quarterly reports, material change reports and other information. In addition, we are subject to the informational requirements of the U.S. Exchange Act, and, in accordance with the U.S. Exchange Act, we also file reports with, and furnish other information to, the SEC. Under a multijurisdictional disclosure system adopted by the United States, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ in certain respects from those in the United States. As a foreign private issuer, we are exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, we are not required to publish financial statements as promptly as U.S. companies.

You may read any document we file with or furnish to the securities commissions and authorities of the provinces of Canada through SEDAR and any document we file with or furnish to the SEC at the SEC’s public reference room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room of the SEC at 450 Fifth Street, N.W., Washington D.C. 20549 by paying a fee. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC and our SEC filings are also available at such website. This website address is included in this document as an inactive textual reference only.

PURCHASER’S STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form base shelf prospectus of Labopharm Inc. (the “Company”) dated December 14, 2009 relating to the offer for sale from time to time of common shares, preferred shares, warrants and units, in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to $100 Million (the “Prospectus”). We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the Board of Directors and Shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2008 and 2007 and the related consolidated statements of operations, shareholders’ equity (deficiency) and comprehensive loss and cash flows for each of the years in the three-year period ended December 31, 2008 for which our report is dated February 24, 2009 (except for note 27 which is as at November 20, 2009) and our report on the effectiveness of internal control over financial reporting as at December 31, 2008, for which the date of our report is February 24, 2009.

(signed) Ernst & Young LLP

Chartered Accountants

Montreal, Canada

CA auditor permit no. 16652

December 14, 2009

A-1

CERTIFICATE OF THE COMPANY

Date: December 14, 2009

This short form prospectus, together with the documents incorporated in this prospectus by reference constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of all of the provinces of Canada.

(signed) James R. Howard-Tripp President and Chief Executive Officer	(signed) Mark A. D’Souza Senior Vice President and Chief Financial Officer

On behalf of the Board of Directors

(signed) Jacques L. Roy Director	(signed) Frédéric Porte Director

C-1